                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            Laboratorio Chile S.A.
                      (Name of Subject Company (Issuer))

                              IVAX Holdings C.I.
                         a wholly-owned Subsidiary of
                               IVAX Corporation
                      (Name of filing Persons (Offerors))

                          American Depositary Shares
                 (Each Representing 20 Shares of Common Stock)
                          Common Stock, no par value
                       (Titles of Classes of Securities)

                    (50540H104) American Depositary Shares
                           (P61210106) Common Stock
                   (CUSIP Numbers of Classes of Securities)

                          Adrianne Fauz Cornejo, Esq.
                           Associate General Counsel
                               IVAX Corporation
                            4400 Biscayne Boulevard
                             Miami, Florida 33137
                                (305) 575-6000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                      and Communications on Behalf of the
                          Person(s) Filing Statement)

                                  COPIES TO:


                                                  Jose Maria Eyzaguirre. Esq.
Laurie Green, Esq.                                Matias de Marchena, Esq.
Kara L. MacCullough, Esq.                         Claro y Cia.
Akerman, Senterfitt & Eidson, P.A.                Apoquindo 3721 - 13th floor
SunTrust International Center, 28th Floor         P.O. Box 1867
One Southeast Third Avenue                        Postal Code 6760352
Miami, Florida 33131-1714                         Santiago Chile
(305) 374-5600                                    (56-2) 367 30 00

================================================================================
     TRANSACTION VALUATION                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
           $ 518,350                                       $ 104
================================================================================

(1) The filing fee has been calculated pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based upon U.S. $25.00 per American Depositary Share ("ADS") with respect to 20,734 outstanding ADSs as of July 30, 2001, excluding ADSs beneficially owned by IVAX Corporation ("IVAX") or its affiliates. The number of outstanding ADSs is based upon information provided to the bidder by Laboratorio Chile S.A. ("LabChile"). Based upon information provided to the bidder by LabChile, there are no shares of common stock, no par value (the "Shares"), excluding Shares represented by ADSs and Shares beneficially owned by IVAX or its affiliates, held by U.S. holders, as defined in Rule 14d-1(d) under the Exchange Act. Therefore, no fee is being paid with respect to the acquisition of Shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

       Amount Previously Paid:   N/A            Filing Party: N/A
       Form or Registration No.: N/A            Date Filed:   N/A

[_] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X]   third-party tender offer subject to Rule 14d-1.

       [_]   issuer tender offer subject to Rule 13e-4.

       [_]   going-private transaction subject to Rule 13e-3.

       [X]   amendment to Schedule 13D under Rule 13d-E

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer:


------------------------
CUSIP Nos. 50540H104 and
P6121Q106
------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IVAX Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
 2
                                                                 (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Florida
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            252,259,699 Shares of common stock (including Shares
                          represented by ADSs)
                   -------------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     8
   BENEFICIALLY           62,565,840 Shares of common stock (including Shares
                          represented by ADSs)
     OWNED BY      -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9
                          252,259,699 Shares of common stock (including Shares
                          represented by ADSs)
    REPORTING      -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         10
                          62,565,840 Shares of common stock (including Shares
       WITH               represented by ADSs)

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      314,825,539 Shares of common stock (including Shares represented by ADSs)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      99.6%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
--------------------------------------------------------------------------------


------------------------
CUSIP Nos. 50540H104 and
P6121Q106
------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      IVAX Holdings C.I.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
 2
                                                                 (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
                   -------------------------------------------------------------
      SHARES              SHARED VOTING POWER
                     8
   BENEFICIALLY           62,565,840 Shares of common stock (including Shares
                          represented by ADSs)
     OWNED BY      -------------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9
                          0
    REPORTING      -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         10
                          62,565,840 Shares of common stock (including Shares
       WITH               represented by ADSs)

--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      62,565,840 Shares of common stock (including Shares represented by ADSs)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      19.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
--------------------------------------------------------------------------------


       The Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by IVAX Holdings C.I. ("Purchaser"), a Cayman Islands company and a wholly-owned subsidiary of IVAX Corporation, a Florida corporation ("IVAX"), to purchase all outstanding American Depositary Shares (the "ADSs") of Laboratorio Chile S.A. ("LabChile") and all shares of common stock, no par value (the "Shares") of LabChile held by U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act, in each case not beneficially owned by IVAX or its affiliates, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated July 31, 2001 (the "Offer to Purchase"), and in the related ADS Letter of Transmittal and Form of Acceptance, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(8) (which are collectively referred to as the "U.S. Offer Documents"). Each ADS represents 20 shares. This Schedule TO also constitutes Amendment No. 1 to the Schedule 13D with respect to LabChile filed by IVAX and the Purchaser as the final amendment to the Schedule TO filed by IVAX and the Purchaser on July 2, 2001.

       The information in the U.S. Offer Documents, including the Schedules thereto, are hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

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ITEM 4.   TERMS OF THE TRANSACTION.

     (a)(1)(ix), (x) and (xi) Not Applicable.

     (b)(2) Not Applicable.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (c)(1), (c)(2) and (c)(5) Not Applicable.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (b)  None.

     (d)  Not Applicable.

ITEM 10.  FINANCIAL STATEMENTS

          Not Applicable.

ITEM 12.  EXHIBITS.

     (a)(1)    Offer to Purchase dated July 31, 2001
     (a)(2)    Form of ADS Letter of Transmittal
     (a)(3)    Form of Notice of Guaranteed Delivery
     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for Shares of Common Stock
     (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for American Depositary Shares
     (a)(6)    Form of Letter to Clients for Shares of Common Stock
     (a)(7)    Form of Letter to Clients for American Depositary Shares
     (a)(8)    Form of Acceptance
     (a)(9) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(10)   Press Release Issued by IVAX Corporation on July 31, 2001

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        IVAX Corporation

July 31, 2001                           By:  /s/ Neil Flanzraich
                                           -----------------------------------
                                        Neil Flanzraich
                                        Vice Chairman and President

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        IVAX Holdings C.I.

July 31, 2001                           By:  /s/ Neil Flanzraich
                                           -----------------------------------
                                        Neil Flanzraich
                                        President

                                 Exhibit Index

Ex. No.     Exhibit Description
--------    -------------------

99(a)(1)    Offer to Purchase dated July 31, 2001
99(a)(2)    Form of ADS Letter of Transmittal
99(a)(3)    Form of Notice of Guaranteed Delivery
99(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees for Shares of Common Stock
99(a)(5)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and other Nominees for American Depositary Shares
99(a)(6)    Form of Letter to Clients for Shares of Common Stock
99(a)(7)    Form of Letter to Clients for American Depositary Shares
99(a)(8)    Form of Acceptance
99(a)(9)    Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
99(a)(10)   Press Release Issued by IVAX Corporation on July 31, 2001